February 10, 2019

VIA EDGAR AND E-MAIL

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 3561 Washington, D.C. 20549 Attention: Edward M. Kelly

Re:	Acceleration Request of Babcock & Wilcox Enterprises, Inc.
Registration Statement on Form S-3 (File No. 333-236254)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Babcock & Wilcox Enterprises, Inc. (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. (ET) on Thursday, February 13, 2020, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, King & Spalding LLP, by calling Zach Cochran at (404) 572-2784.
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Thank you for your assistance in this matter.
Very truly yours,

/s/ John J. Dziewisz
John J. Dziewisz
Senior Vice President & Corporate Secretary

cc:    Kenneth M. Young
Louis Salamone
(Babcock & Wilcox Enterprises, Inc.)

William C. Smith, III
Zachary L. Cochran
(King & Spalding LLP)